UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission file number: 001- 38556

ENTERA BIO LTD.
(Translation of registrant's name into English)

Kiryat Hadassah
Minrav Building – Fifth Floor
Jerusalem, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual General Meeting of the Shareholders

On June 25, 2020, Entera Bio Ltd. (the “Company”) held an annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on seven proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K the Company filed with the Securities and Exchange Commission on May 13, 2020 (the “Proxy Statement”).

Based on the results and the majority requirements under the Israeli Companies Law 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, the shareholders of the Company duly approved the following resolutions:

(1)
To ratify and approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2020, and authorize the Company’s board of directors, or the Board, (or the Audit Committee, if authorized by the Board) to determine the compensation of the auditors in accordance with the volume and nature of their services (“Proposal 1”);

(2)	To elect each of the following nominees to serve as directors of the Company, as follows (“Proposal 2”):

(a)	Re-elect Mr. Gerald Lieberman as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023;

(b)	Re-elect Mr. Gerald M. Ostrov as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2023;

(c)	Ratify and approve the election of Mr. Sean Ellis, as a Class III director of the Company until the Company’s annual general meeting of shareholders to be held in 2023; and

(d)	Ratify and approve the election of Mr. Adam Gridley as a Class II director of the Company until the Company’s annual general meeting of shareholders to be held in 2022;

(3)	To ratify and approve a one-time grant of compensation to Mr. Gridley, our CEO (“Proposal 3”);

(4)	To ratify and approve an amendment to the terms of compensation of Dr. Phillip Schwartz, our President of R&D (“Proposal 4”);

(5)	To ratify and approve a one-time grant of compensation to Dr. Arthur Santora, our Chief Medical Officer (“Proposal 5”);

(6)	To ratify and approve the amended terms of compensation of Ms. Dana Yaacov-Garbeli, our Israel-based Chief Financial Officer (“Proposal 6”); and

(7)	To ratify and approve the purchase of a professional liability insurance policy for our current and future directors and officers (“Proposal 7”).

The Company’s financial statements for the year ended on December 31, 2019 were discussed at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entera Bio Ltd. (Registrant)

By:	/s/ Mr. Adam Gridley
Name: Adam Gridley
Title: Chief Executive Officer

Date: June 26, 2020